INTERVIA INC.
3702 South Virginia Street, Suite G12 – 401,
Reno, NV, 89502

May 3, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:          Jeffrey Jaramillo

Re:	Intervia Inc.
Current Report on Form 8-K dated April 17, 2012
Filed April 18, 2012
File No. 000-52010

In connection with your comment letter dated April 19, 2012, Intervia Inc. (the “Company”), has filed an amended Current Report on Form 8-k and acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERVIA INC.

Per:	/s/ Patrick Laferriere
Patrick Laferriere
President